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                     October 5, 2023

       Marshini Moodley
       President and Chief Executive Officer
       Rayont Inc.
       228 Hamilton Avenue, 3rd Floor
       Palo Alto, CA 94301

                                                        Re: Rayont Inc.
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2022
                                                            Filed December 29,
2022
                                                            Form 10-Q for the
Quarterly Period Ended March 31, 2023
                                                            Filed May 15, 2023
                                                            File No. 000-56020

       Dear Marshini Moodley:

                We issued comments to you on the above captioned filing on June 6, 2023. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by October 20, 2023.

               If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

               Please contact Kristin Lochhead at 202-551-3664 or Brian Cascio, Accounting Branch
       Chief, at 202-551-3676 with any questions.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Industrial Applications and

                     Services